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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                                ADT LIMITED

                              (Name of Issuer)


                  Common Stock, Par Value $0.10 Per Share

                       (Title of Class of Securities)


                                000915 10 8

                               (CUSIP Number)

                               Marilyn Dalton
                          Secretary and Treasurer
                               Westar Capital
                             818 Kansas Avenue
                            Topeka, Kansas 66612
                               (913) 575-8357

                                 Copies to:
        John K. Rosenberg, Esq.              Neil T. Anderson, Esq.
        Western Resources, Inc.               Sullivan & Cromwell
           818 Kansas Avenue                    125 Broad Street
          Topeka, Kansas 66612              New York, New York 10021
             (913) 575-6535                      (212) 558-4000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               July 12, 1996

          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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- --------------------
CUSIP NO.  000915108
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Westar Capital, Inc; 48-1092416
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]
                                                  (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS

- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     Kansas
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF                                     30,800,000
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY                                      0
    EACH          ----------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON                                       30,800,000
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                                      0
- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                                 30,800,000
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                       [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      23.1%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
                                                         CO
- ------------------------------------------------------------

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            Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned hereby further amends its Schedule 13D Statement dated January 26, 1996 (the "Schedule 13D") which was initially amended on March 7, 1996, and subsequently amended on March 18 and April 2, 1996, relating to the Common Shares, Par Value $0.10 Per Share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in Schedule 13D.

            Item 1.     SECURITY AND ISSUER.

            No material change.

            Item 2.     IDENTITY AND BACKGROUND.

            The address of Westar Capital has changed to 818 Kansas Avenue, Topeka, Kansas 66612.

            Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER
                        CONSIDERATION.

            No material change.

            Item 4.     PURPOSE OF THE TRANSACTION.

            As a consequence of the Issuer's entering into an Agreement and Plan of Amalgamation, dated as of July 1, 1996 (the "Agreement"), with Republic Industries, Inc. ("Republic") and R.I./Triangle, Ltd., a wholly-owned subsidiary of Republic ("Sub"), providing for the amalgamation of Sub with and into Issuer, with Issuer surviving (the "Proposed Transaction"), the Reporting Person is in the process of evaluating its intentions with respect to the Shares.

            Based on its preliminary review of the Agreement, the Reporting Person may determine to oppose the Proposed Transaction and may choose to exercise its appraisal rights under Bermuda law, although no final decision by the Reporting Person has yet been taken.

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            The Reporting Person may from time to time buy or sell Shares at prevailing market prices, or may negotiate to purchase or sell Shares privately. Should the Proposed Transaction be consummated, the Reporting Person may decide to sell some or all of the Republic shares it receives therein.

            Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Based on a representation of the Issuer contained in the Agreement, there were as of July 1, 1996 133,492,146 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. The Reporting Person beneficially owns 30,800,000 Shares, constituting 23.1% of the total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer), as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The Reporting Person has the sole power to vote or direct the vote and to dispose of its Shares.

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            Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDING
                        OR RELATIONSHIPS WITH RESPECT TO
                        SECURITIES OF THE ISSUER.

            No material change.

            Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No material change.

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WESTAR CAPITAL, INC.


                              By:  /s/ Marilyn Dalton
                                  Name:  Marilyn Dalton
                                  Title: Secretary and Treasurer


Dated:      July 12, 1996